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m-real

M-real Corporation's Stock Exchange Realease of 9.11.2006 at 13.10 p.m.

M-REAL'S COMPETITOR UPM SEEKS CONTROL OF M-REAL'S STRATEGIC PULP SUPPLIER

The Board of Directors of M-real Corporation and its parent company Metsäliitto Group have received a written offer from UPM-Kymmene to buy a part of M-real Corporation's Metsä-Botnia shares. UPM has announced to offer EUR 500 million for 15% of M-real Corporation's Metsä-Botnia shares. The offer includes a control premium which in practice would mean the transfer of control to UPM in Metsäliitto Group's subsidiary Metsä-Botnia.

UPM is M-real's competitor both in magazine and fine papers and Metsä-Botnia, for its part, is M-real's strategic raw material supplier.

"M-real Corporation's Board of Directors has to carefully consider how the transfer of control of the strategically important raw material supplier to a competitor would affect M-real's business operations and possibly the value of its remaining Metsä-Botnia shares. In addition, we have to take into consideration that we have announced on 18 October 2006 an extensive restructuring programme, which will proceed according to plans. Our financial status is firm," points out Mikko Helander, CEO, M-real Corporation.

Both M-real and Metsä-Botnia are Metsäliitto Group's subsidiaries. M-real has announced in its stock exchange release of 18 October about a possible sale of a minimum of 8% stake of its Metsä-Botnia shares to the parent company Metsäliitto. UPM is Metsä-Botnia's minority shareholder.

UPM's offer will be discussed at M-real's Board of Directors in due course.

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dlw 11/17